UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Key Energy Services, Inc.

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                               49309J103

(CUSIP Number)

                           December 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49309J103		13G	Page 2 of 7
1	NAME OF REPORTING PERSON Contrarian Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,376,935
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,376,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,376,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8% (1)
12	TYPE OF REPORTING PERSON IA

(1) Based on a total of approximately 20,084,901 shares of Common Stock (as defined below) of Key Energy Services, Inc. (the “Issuer”) outstanding as of December 15, 2016, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2016.

CUSIP No. 49309J103		13G	Page 3 of 7
1	NAME OF REPORTING PERSON Contrarian Capital Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,135,907
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,135,907
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,907
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (1)
12	TYPE OF REPORTING PERSON PN

(1) Based on a total of approximately 20,084,901 shares of Common Stock (as defined below) of the Issuer outstanding as of December 15, 2016, as reported on the Issuer’s Form 8-K filed with the Commission on December 15, 2016.

Item 1(a).   Name of Issuer:

Key Energy Services, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1301 McKinney Street, Suite 1800

Houston, Texas

77010

Item 2(a). Name of Person Filing:

Contrarian Capital Management, L.L.C.

Contrarian Capital Fund I, L.P.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Contrarian Capital Management, L.L.C.

411 West Putnam Avenue, Suite 425

Greenwich, CT 06830

Contrarian Capital Fund I, L.P.

c/o Contrarian Capital Advisors, L.L.C.

411 West Putnam Avenue, Suite 425

Greenwich, CT 06830

Item 2(c). Citizenship:

Contrarian Capital Management, L.L.C. – Delaware limited liability company

Contrarian Capital Fund I, L.P. – Delaware limited partnership

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e). CUSIP Number:

49309J103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4. Ownership

(a)	Amount beneficially owned:

    Contrarian Capital Management, L.L.C.: 2,376,935

    Contrarian Capital Fund I, L.P.: 1,135,907

(b)	Percent of class:

     Contrarian Capital Management, L.L.C.: 11.8%

     Contrarian Capital Fund I, L.P.: 5.7%

(c)	Number of shares as to which Contrarian Capital Management, L.L.C. has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,376,935

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,376,935

Number of shares as to which Contrarian Capital Fund I, L.P. has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,135,907

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,135,907

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities reported in this Schedule 13G, which are beneficially owned by Contrarian Capital Management, L.L.C., are owned by advisory clients of Contrarian Capital Management, L.L.C., none of whom, with the exception of Contrarian Capital Fund I, L.P., owns more than 5% of the class.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent  Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

CONTRARIAN CAPITAL MANAGEMENT, L.L.C. By: _/s/ Jon R. Bauer ____________________
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL FUND I, L.P. By: Contrarian Capital Advisors, L.L.C. By: _/s/ Jon R. Bauer___________________
Name:	Jon R. Bauer
Title:	Managing Member

 Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: December 27, 2016

CONTRARIAN CAPITAL MANAGEMENT, L.L.C. By: _/s/ Jon R. Bauer ____________________
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL FUND I, L.P. By: Contrarian Capital Advisors, L.L.C. By: _/s/ Jon R. Bauer___________________
Name:	Jon R. Bauer
Title:	Managing Member